Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

March 3, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Fay
Kate Tillan
Abby Adams
Laura Crotty

Re:	InnovAge Holding Corp.
Amendment No. 2 to
Registration Statement on Form S-1
Filed February 24, 2021
CIK No. 0001834376

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, InnovAge Holding Corp, a Delaware corporation (formerly known as TCO Group Holdings, Inc.) (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 26, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the Staff’s comments (which are reproduced below in italics). The Company has amended the Registration Statement to update the 5.1 opinion and reflect the comments of the Staff set forth in Comment 1 below. In addition, the Company has increased the estimated initial public offering price range from between $17.00 and $19.00 per share to between $20.00 and $21.00 per share, as well as making the applicable revisions throughout the Registration Statement to reflect such change. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Beijing Boston Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission March 3, 2021 Page 2

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	Please remove the reference to Apax Partners and Welsh, Carson, Anderson and Stowe as "Sponsors" both on the cover page and throughout the prospectus, as it does not appear that either party has any duties, obligations or roles beyond that of a controlling shareholder. Alternatively, revise the cover page and the Summary to clarify the meaning that you ascribe to the term. This explanation should address the "Sponsors" duties and obligations, including, with reference to the risk factor disclosure on page 55, that these entities and their affiliates may engage in activities where their interests conflict with the company's interests or those of its other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of the company's business or are suppliers or customers of the company.

Response

In response to the Staff’s comment, the Company has updated its disclosure throughout the Registration Statement to replace references to “Sponsors” with references to “Principal Shareholders.”

Exhibits

2.	As drafted the legal opinion states that the 16,666,667 shares covered by the opinion includes the 2,500,000 overallotment shares. However, the registration statement seeks to register a total of 19,166,667 shares, the 16,666,667 shares plus an additional 2,500,000 shares for the overallotment. Please revise the legal opinion to clearly cover the total number of shares registered.

Response

In response to the Staff’s comment, the legal opinion has been revised to cover the registration of a total of 19,166,667 shares and was filed by the Company with the SEC on February 26, 2021.

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Robert M. Hayward, P.C. at (312) 862-2133.

Securities and Exchange Commission March 3, 2021 Page 3

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Barbara Gutierrez
Chief Financial Officer, InnovAge Holding Corp.